Exhibit 99.5

SHARE PURCHASE AGREEMENT

股份购买协议

This Share Purchase Agreement (this “Agreement”) is made and entered into as of  November 2, 2022 by and among (i) S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), (ii) S International Group Limited, a British Virgin Islands company (the “Company”), and (iii) SOS Limited, a Cayman Islands exempt company (“SOS” or the “Seller”). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

本协议签订于2022年11月2日，签署方分别是：(i) 艾斯国际控股有限公司，一家开曼公司（以下简称“买方”），(ii) 艾斯国际集团有限公司，一家英属维京群岛（BVI）离岸公司（以下简称“公司”），(iii) SOS Limited，一家开曼公司 (以下简称“SOS”或“卖方”)。买方、公司、卖方，分别为协议的“一方”，合称为“三方”。

RECITALS:

前提

WHEREAS, as at the date hereof, (i) SOS owns 100% of the issued shares in the Company, the Company owns 100% of the issued shares in S International Holdings Limited (“S International HK”), S International HK owns 100% of the issued shares in Qingdao S Investment Holding Limited (“WFOE”), and WFOE controls Qingdao SOS Industrial Holding Co., Ltd. through a series of contractual agreements with the Company and the shareholders of the Company dated November 2, 2022 (the “VIE Agreements”); and (ii) Qingdao SOS Industrial Holding Co., Ltd owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.;

鉴于，卖方拥有公司100%股份权益，公司拥有艾斯國际控股有限公司 100%股份权益，艾斯國际控股有限公司 拥有Qingdao S Investment Holding Limited 100%股份权益，而Qingdao S Investment Holding Limited通过VIE协议控制青岛艾斯欧艾斯实业控股有限公司100%的股份权益。

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$ 17 million (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”).

鉴于，在本协议规定的条款和条件下，卖方希望向买方出售，而买方希望从卖方购买卖方所持有的艾斯国际集团有限公司100%的股份权益（如下文定义），以换取美元1700万元（"购买价格"）；以及

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

现在，因此，考虑到上述前提（这些前提已纳入本协议，如同下文中的全部内容）以及本协议中的陈述、保证、契约和协议，在受法律约束的基础上，双方同意如下：

ARTICLE I

第一条

THE SHARE PURCHASE

股份购买

1.1    Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 100% of the issued and outstanding shares of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.1    股份的购买和销售。在交易结束时（定义见下文），根据本协议的条款和条件，卖方应向买方出售、转让、转移、转让和交付，买方应向卖方购买、获取和接受艾斯国际集团有限公司100%的股份（统称为 “被购买的股份”），不受所有留置权的影响（根据适用证券法对转售的潜在限制除外）。

1.2    Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price.

1.2    交易对价。在交易结束时，根据本协议的条款和条件，买方应向卖方交付购买价格。

1.3    Company Shareholder Consent. Seller, as the controlling shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agree that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

1.3    公司股东的同意。卖方作为艾斯国际集团有限公司的控股股东，特此批准、授权并同意艾斯国际集团有限公司签署和交付本协议及附属文件、履行其在本协议项下的义务并完成本协议项下的交易。卖方承认并同意，根据《公司章程》和相关协议、法律，卖方已给与足够的许可和同意（若适用，本同意可以作为公司的书面股东决议）。

ARTICLE II

第二条

CLOSING

交易完成

2.1    Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the “consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.1    交易完成。在第三条规定的条件得到满足或豁免的前提下，本协议所设想的交易的完成（"成交"）应在本协议所有成交条件得到满足或豁免后的第一（1）个工作日上午10:00在翰博文律师事务所的办公室进行。或在买方和三十九铺公司同意的其他日期、时间或地点（实际举行成交的日期和时间为 "成交日"）。

2.2    Corporate Documents. On the Closing Date, the Seller shall deliver or procure to be delivered to the Purchaser the following documents (where applicable) of each of the Company and its subsidiaries: certificate of incorporation, common seal, rubber chop, business licenses, minutes book, register of directors, register of members, transfer and share certificate book, memorandum and articles of association and business registration certificate.

ARTICLE III

第三条

CLOSING CONDITIONS

交易完成的条件

3.1    Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

3.1    各方义务的条件。各方完成本协议所述交易的义务应以卖方和买方满足或书面放弃（在允许的情况下）下列条件为前提。

(a)     Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(a)     必要的监管批准。为了完成本协议所设想的交易，需要从任何政府机构获得或与之达成的所有同意应已获得或达成。

(b)    No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(b)    没有法律阻碍。没有任何政府机构制定、发布、颁布、执行或进入任何当时有效的法律（无论是临时的、初步的还是永久的）或命令，使本协议所设想的交易或协议成为非法，或以其他方式阻止或禁止本协议所设想的交易的完成。

(c)     No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(c)     没有诉讼。不存在任何由第三方非关联方提起的禁止或限制完成交易的未决诉讼。

3.2    Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following conditions:

3.2    公司和卖方义务的条件。除了第3.1节规定的条件外，艾斯国际集团有限公司和卖方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由艾斯国际集团有限公司和卖方）。

(a)     Payment of Purchase Price. At the Closing, Purchaser shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller. The wire instruction of the designed bank account is as follow:

Account Name:

Bank:

Account No.:

(a)     购买价格的支付。 在交易结束时，买方应通过电汇或支票向卖方提供人民币、港币或美元的购买价，并将其转入到卖方指定的银行账户。指定账户是：

户名：

开户行：

(b)    Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a valuation report from Access Partner Consultancy & Appraisals Limited (or such other financial advisor as approved by the Seller’s Board”).

(b)    公平意见。卖方的董事会（"卖方董事会”）应已收到亚克硕顾问及评估有限公司（或卖方董事会批准的其他财务顾问）的评估报告。

3.3    Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

3.3    买方义务的条件。除了第3.1条规定的条件外，买方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由买方）。

(a)     Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(a)     股票和转让文件。买方应从卖方处收到代表购得股票的证书或文书（或以买方合理接受的形式和内容正式签署的遗失股票的宣誓书），以及以买方（或其代名人）为受益人的、在公司账簿上合理接受的形式的购得股票的转让文书。

3.4    Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

3.4    条件的受阻。不管本文有任何相反的规定，如果本第三条规定的任何条件未能得到满足是由于该方或其关联方未能遵守或履行其在本协议中规定的任何契约或义务而造成的，则任何一方不得以该条件未能得到满足为依据。

ARTICLE IV

第四条

PURCHASER REPRESENTATIONS AND WARRANTIES

买方的陈述和保证

Purchaser hereby represents and warrants to the Seller as follows:

买方在此向卖方陈述和保证如下。

4.1    Authorization; Binding Agreement. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.1    授权；有约束力的协议。买方拥有所有必要的权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此设想的交易的完成(a)已得到正式和有效的授权，(b)除了协议中其他地方规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此设想的交易。本协议已经并将在交付时由买方正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成买方的有效和有约束力的义务，可根据其条款对买方执行，除非其可执行性可能受到适用破产的限制。但其可执行性可能受到适用的破产法、无力偿债法、重组法和暂停法以及其他普遍适用的影响债权人权利执行的法律的限制，或受到任何适用的时效法规的限制，或受到任何有效的抵销或反诉抗辩的限制，以及衡平法补救措施或救济（包括具体执行的补救措施）须由可能寻求此类救济的法院酌情处理的事实（统称 "可执行性例外"）。

4.2    Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.2    政府批准。在执行、交付或履行本协议或完成本协议所设想的交易时，买方不需要获得或与任何政府机构达成任何同意。

4.3    Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.3    不违反规定。买方签署和交付本协议和完成本协议所设想的交易，以及遵守本协议的任何规定，将不会(a)与适用于该方或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(b)(i)违反、抵触或导致违反，(ii)构成违约（或构成违约的事件，如果有通知或时间的推移，或两者都有），(iii)导致终止、撤回、暂停、取消或修改，(iv)加速该方根据要求的履行，(v) 导致终止或加速的权利，(vi) 引起任何付款或提供赔偿的义务，(vii) 导致对该方的任何财产或资产产生任何留置权，(viii) 引起获得任何第三方同意或向任何人提供任何通知的义务，或(ix) 赋予任何人宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改该方任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE V

第五条

seller’s REPRESENTATIONS AND WARRANTIES

公司的陈述和保证

The Seller hereby represents and warrants to the Purchaser as follows:

青岛艾斯欧艾斯实业控股有限公司在此向买方陈述并表述如下：

5.1    Due Organization and Good Standing (i) The Company is duly incorporated and is validly existing under the laws of the British Virgin Islands; (ii) S International HK is duly incorporated and is validly existing under the laws of Hong Kong (iii) each of the WFOE, Qingdao SOS Industrial Holding Co., Ltd., SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc. is a business company duly incorporated, validly existing and in good standing under the Laws of PRC.

5.1    适当的组织和良好的地位。青岛艾斯欧艾斯实业控股有限公司公司是一家根据中华人民共和国法律正式成立、有效存在并具有良好信誉的商业公司。

5.2    Authorization; Binding Agreement. Each of the Seller and the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by each of the Seller and the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Seller and the Company, enforceable against each of the Seller and the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.2    授权；有约束力的协议。公司拥有所有必要的公司权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此进行的交易(a)已得到正式和有效的授权，(b)除了协议中规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此进行的交易。本协议已经并将在交付时由公司正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成公司的有效和有约束力的义务，可根据其条款对公司强制执行，但其可执行性可能受到可执行性例外的限制。

5.3    Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any of the Seller or the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with the New York Stock Exchange with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.3    政府批准。在执行、交付或履行本协议或完成本协议所设想的交易方面，本公司不需要获得或与任何政府机构达成任何同意，除了(a)在本公司有资格或被授权作为外国公司做生意的任何司法管辖区，为保持这种资格或授权而可能需要的备案。(b) 本协议所设想的此类文件，(c) 就本协议所设想的交易向纽约证券交易所提交的任何文件，或(d) 《证券法》、《交易法》和/或任何州的 "蓝天 "证券法及其规则和条例的适用要求（如有）。

5.4    Non-Contravention. The execution and delivery by each of the Seller and the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of any of the Seller or the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to any of the Seller or the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any of the Seller or the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any of the Seller or the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of any of the Seller or the Company.

5.4    不违反规定。本公司签署和交付本协议以及完成本协议所设想的交易，以及遵守本协议的任何规定，不会(a)与本公司组织文件的任何规定（如有）相冲突或违反，(b)与适用于本公司或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(c)(i)违反、抵触或导致违反；(ii)根据(i)构成违约（或在发出通知或时间流逝后将构成违约的事件）；(iii)导致终止、撤回、暂停、取消或修改；(iv)加速履行本公司根据(i)的要求。(v) 导致项下的终止或加速的权利，(vi) 导致项下的任何付款或提供赔偿的义务，(vii) 导致项下对公司的任何财产或资产产生任何留置权，(viii) 导致获得任何第三方同意或向任何人士提供任何通知的义

务，或(ix) 赋予任何人士宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改本公司任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE VI

第六条

TERMINATION AND EXPENSES

终止和费用

6.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

6.1    终止。本协议可以终止，据此进行的交易也可以在结束前的任何时候放弃，具体如下。

(a)     by mutual written consent of the Purchaser and the Seller; or

(a)     经买方和卖方共同书面同意；或

(b)    by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

(b)   如果有管辖权的政府机构发布命令或采取任何其他行动，永久限制、禁止或以其他方式禁止本协议所设想的交易，并且该命令或其他行动已成为最终的和不可上诉的，则由买方或卖方发出书面通知；但是，根据本第6节的规定，终止本协议的权利不适用。 但是，如果一方或其附属机构未能遵守本协议的任何规定，是导致该政府当局采取这种行动的主要原因，或在很大程度上导致了这种行动，则该方不得根据本第6节(b)终止本协议。

6.2    Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.2    终止的效果。本协议只能在第6.1节所述的情况下终止，并根据适用方交付给其他适用方的书面通知终止，该通知列出了这种终止的依据，包括第6.1节中作出这种终止的规定。如果根据第6.1节有效终止本协议，本协议将立即失效，任何一方或其各自的任何代表都不承担任何责任，每一方的所有权利和义务都将停止，而且本协议的任何内容都不能免除任何一方在本协议终止前故意违反本协议下的任何陈述、保证、契约或义务或对该方的任何欺诈性索赔所承担的责任。在不限制上述规定的情况下，除了本第六条的规定外，双方在结束之前，对于另一方违反本协议中的任何陈述、保证、契约或其他协议，或与本协议所设想的交易有关的唯一权利，是根据第6.1条终止本协议的权利（如果适用）。

6.3    Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

6.3    费用和开支。与本协议和本协议所设想的交易有关的所有费用都应由产生这些费用的一方支付。在本协议中，"费用 "应包括一方或其代表在授权、准备、谈判、执行或履行本协议或与之相关的任何附属文件以及与完成本协议有关的所有其他事项方面所发生的所有实际费用（包括律师、会计师、投资银行家、财务顾问、融资来源、专家和顾问的所有费用和支出）。

ARTICLE VII

第七条

RELEASES

7.1    Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself (the “Releasing Person”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

7.1    解除和不起诉。在适用法律允许的最大范围内，自成交之日起，买方将代表其自身（“解除人”），释放并解除卖方在法律和衡平法上已知或未知的任何及所有行动、义务、协议、债务和责任，不论是在法律上还是在衡平法上，这些释放者现在有的、曾经有的或以后可能有的针对卖方的诉讼、义务、协议、债务和责任，是在成交日或之前产生的，或因成交日或之前发生的任何事项而产生的，包括从卖方获得赔偿或补偿的任何权利，不论是根据其组织文件、合同或其他，也不论是否与成交日未决或成交后提出的索赔有关。在此，每个解除者在此不可撤销地承诺，不直接或间接地对卖方或其关联公司提出任何诉讼，或开始或导致开始任何形式的诉讼，基于本协议声称释放的任何事项。不管本协议有任何相反的规定，规定的解除和限制不应适用于解除人根据本协议或任何附属文件的条款和条件对任何一方提出的任何索赔。

ARTICLE VIII

第八条

SURVIVAL AND INDEMNIFICATION

存续和赔偿

8.1    Survival. All representations and warranties of the Purchaser and the Seller contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.1    存续。买方在本协议中的所有陈述和保证（包括所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺）应在结束时继续有效，直到结束日期的第二（2）周年；但是，第4.1节（授权；有约束力的协议）中的陈述和保证应无限期地存在。此外，针对买方或股东的欺诈性索赔应无限期地存在。如果违反任何陈述或保证的索赔的书面通知是在该陈述或保证根据本第8.1节不再存续的适用日期之前发出的，那么相关的陈述和保证对该索赔应继续有效，直到该索赔得到最终解决。本协议中包含的买方的所有契约、义务和协议（包括本协议的所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺），包括任何赔偿义务，在成交后继续有效，直到按照其条款完全履行。为了避免疑问，根据第8.2条的任何分节（除其第(i)或(ii)款外）提出的赔偿要求可在任何时间提出。

8.2    Indemnification by the Purchasers. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Sellers, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.2    买方的赔偿。在不违反本第八条的条款和条件的前提下， 自交割日起以及交割之后，买方及其继承人与受让人（根据本第8.2条提出的任何索赔，统称“赔偿方”）应就赔偿、维护并保障卖方及其关联方和各自的管理人员、董事、经理、雇员、继承人、许可的受让人（根据本第8.2条提出的任何索赔，统称“受偿方”）免受损害承担连带责任，使受偿方免受任何及所有损失、诉讼、命令、责任、损害（包括间接损害）、价值缩减、税收、利息、罚款、留置权、和解支付的金额、成本和费用（包括合理的调查费用、法庭费用以及合理的律师费与开支）（前述任何一项均为“损失”），且前述任何受偿方支付、遭受的、承担的、或强加于受偿方的损失是直接或间接地、全部或部分地源于以下原因：(i) 违反买方或股东在本协议或买方或股东根据本协议交付的任何证书中所作的任何陈述或保证；(ii) 买方或股东违反本协议或买方或股东根据本协议交付的任何证书中规定的任何契约或协议；(iii) 在交易结束前，因出售、购买、终止、取消、到期、赎回或转换任何此类证券而引起的卖方股权证券（包括期权、认股权证、可转换债务或其他可转换证券或其他获得卖方股权证券的权利）持有人的任何行动；或 (iv) 任何欺诈性索赔。

8.3    Limitations and General Indemnification Provisions.

8.3    限制和一般赔偿条款。

(a)     Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(a)     仅为了确定本第八条规定的损失金额（为避免疑问，不是为了确定是否存在引起赔偿要求的违约行为），本协议（包括本协议的披露附表）或任何附属文件中规定的所有陈述、保证和契约，如果受到实质性或类似含义或效果的词语的限制，将被视为没有任何此类限制。

(b)    No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(b)    赔偿方及其代表对违反赔偿方的陈述、保证、契约或协议的调查或了解，不影响赔偿方的陈述、保证、契约和协议，也不影响赔偿方根据本协议的任何条款（包括本第八条）对其进行追索。

(c)     The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(c)     任何获赔方遭受或发生的任何损失的金额，应减去支付给获赔方或其任何关联公司作为对该等损失的补偿的任何保险金的金额(而且根据本协议，任何保险公司不应享有代位权，除非这种放弃代位权的做法会损害任何适用的保险范围)，并减去收款成本和因该等损失或保险付款而增加的保险费。

8.4    Indemnification Procedures.

8.4    赔偿程序

(a)     In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Sellers may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(a)     为了提出本协议项下的赔偿要求，卖方必须向赔偿方提供有关此类要求的书面通知（"索赔通知"）。该索赔通知应包括：(i)对与该赔偿要求标的有关的事实和情况的合理描述，以当时已知的为限；(ii)被赔偿方因该索赔而遭受的损失金额，以已知或可合理估计的为限（但卖方此后可通过向赔偿方提供修订的索赔通知，善意地调整与该索赔有关的损失金额）

(b)    In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Sellers must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Sellers in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Sellers of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the

Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Sellers; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(b)    如果因第三方(包括任何政府机构)的索赔("第三方索赔")而引起本第八条规定的任何赔偿要求，卖方必须在被赔偿方收到该第三方索赔的通知后迅速(但无论如何不得迟于三十(30)天)向赔偿方发出索赔通知。但是，未发出该通知并不解除赔偿方的赔偿义务，除非该第三方索赔的辩护因未发出该通知而受到实质性和不可逆转的损害。赔偿方将有权对任何此类第三方索赔进行辩护和指导辩护，费用由赔偿方选定的律师承担，除非(i)赔偿方在收到此类第三方索赔的通知后二十(20)天内未能向卖方充分确认赔偿方对该被赔偿方的义务，或全部或部分地质疑。或(ii)在该第三方索赔待决的任何时候，(A)赔偿方和卖方在进行该辩护时存在利益冲突，(B)适用的第三方声称是欺诈性索赔，或(C)该索赔是刑事性质的，可以合理地预期会导致刑事诉讼，或寻求对赔偿方的禁令或其他公平救济。如果赔偿方选择并有权对此类第三方索赔进行妥协或辩护，它将在二十（20）天内（如果第三方索赔的性质需要，则更早）将其意图通知卖方，并且赔偿方和被赔偿方将在赔偿方的要求和费用下，合作为此类第三方索赔辩护。如果赔偿方选择不进行或在任何时候都无权根据本第8.4节的规定对该第三方索赔进行妥协或辩护，或未按本协议规定通知卖方其选择或拒绝承认或质疑其在本协议下的赔偿义务，卖方可对该第三方索赔进行支付、妥协或辩护。尽管本协议有任何相反的规定，但如果没有赔偿方的事先书面同意（这种同意不会被不合理地扣留、延迟或附加条件），赔偿方对被赔偿方或卖方解决的任何此类第三方索赔没有赔偿义务。然而，尽管有上述规定，但不要求赔偿方不支付任何根据最终的、不可上诉的命令已经到期的第三方索赔，也不要求赔偿方不支付任何第三方索赔，如果延迟支付该索赔会导致取消对赔偿方当时持有的任何财产或资产的留置权，或者任何延迟支付会给赔偿方造成重大经济损失。赔偿方指导辩护的权利将包括对任何第三方索赔进行妥协或达成和解协议的权利。但这种妥协或和解不会使被赔偿方有义务同意任何要求被赔偿方采取或限制任何行动（包括支付金钱和竞争限制）的和解，除非事先得到卖方的书面同意（这种同意只有在有诚意的情况下才会被扣留、附加条件或推迟），否则被赔偿方将为该第三方索赔签署一份免责声明，并同意接受与此相关的惯常保密义务。尽管赔偿方有权根据前一句话进行妥协或和解，但赔偿方不得在卖方反对的情况下对任何第三方索赔进行和解或妥协；但是，卖方对和解或妥协的同意不会被不合理地拒绝、拖延或附加条件。卖方将有权参与任何第三方索赔的辩护，并由其选择律师，但赔偿方有权指导辩护。

(c)     With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

(c)     对于不属于第三方索赔的任何直接赔偿要求，赔偿方在收到索赔通知后有三十(30)天的时间进行答复。如果赔偿方没有在这三十(30)天内作出回应，代表赔偿方的赔偿方将被视为已接受该索赔通知中所列损失的责任，但须遵守本第八条规定的赔偿限制，且无权对该索赔通知的有效性提出进一步质疑。如果赔偿方在收到索赔通知后的三十(30)天内作出回应，并全部或部分拒绝该索赔，卖方将可以自由地寻求本协议、任何附属文件或适用法律可能提供的补救措施。

8.5    Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

8.5 独家补救措施。从结束后，除了与本协议的谈判或执行有关的欺诈性索赔或寻求禁令或具体严格执行的索赔外，根据本第八条的赔偿应是双方对本协议下产生的任何种类或性质的事项的唯一和排他性补救措施，包括对本协议或根据本协议交付的任何证书或文书中所载的任何保证、契约或其他规定的误述或违反，或与本协议的主题有关的其他事项，包括谈判和讨论。

ARTICLE IX

第九条

MISCELLANEOUS

杂项

9.1    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

9.1    通知。本协议项下的所有通知、同意、弃权和其他通信均应采用书面形式，并应在以下情况下被视为已正式发出：(i)亲自送达；(ii)通过传真或其他电子方式送达，并确认收到；(iii)在发送后的一个工作日内，如果通过有信誉的。(iii) 如果通过国家认可的隔夜快递服务发送，则在发送后的一个工作日内，或(iv) 如果通过挂号或认证邮件发送，则在邮寄后的三(3)个工作日内，预付邮资并要求回执，在每一种情况下，都送到适用方的以下地址（或应通过类似通知指定的一方的其他地址）。

If to the Seller:	SOS Limited
卖方信息：	Address: Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China 266400
Attn: Yandai Wang
With a copy to:	Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Fax: 212-202-6380 Attn.: Joan Wu, Esq.
抄送：	翰博文律师事务所 纽约华尔街48号1100室 联系人：吴琼律师
If to the Purchaser:	S International Holdings Limited
Address:
Attn: Yilin Wang
买方信息：	艾斯国际控股有限公司王怡琳 地址：

9.2    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.2    约束力；转让。本协议和本协议的所有条款对双方及其各自的继承人和允许的受让人具有约束力，并使其受益。未经买方和卖方事先书面同意，本协议不得通过法律或其他方式进行转让，任何未经同意的转让都是无效的；但这种转让不应免除转让方在本协议下的义务。

9.3    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.3    第三方。本协议或任何一方所执行的与本协议所设想的交易有关的任何文书或文件中的任何内容，都不应在非本协议或本协议的缔约方或该缔约方的继承人或允许的转让人的任何个人身上创造任何权利，或被视为为其利益而执行

9.4    Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.4    仲裁。因本协议或本协议所设想的交易而产生的、与之相关的或与之有关的任何及所有争议、纠纷和索赔（不包括申请临时禁止令、初步禁止令、永久禁止令或其他公平救济或申请执行本第 9.4 节规定的决议）（"争议"）应受本第9.4节管辖。一方必须在第一时间将任何争议书面通知给受该争议影响的其他各方，该通知必须对受争议影响的事项进行合理的详细描述。该争议所涉各方应在该争议所涉其他各方收到该争议通知后的十（10）个工作日内寻求友好解决该争议；"解决期"）；但如果任何争议在该争议发生后六十（60）天内不作决定，则合理地预期该争议将变得无意义或不相关，则该争议将没有解决期。任何在解决期内未得到解决的争议，可立即根据当时存在的美国仲裁协会（"AAA"）商业仲裁规则的快速程序（"AAA程序"）提交并最终通过仲裁解决。该争议所涉及的任何一方可以将争议提交给美国仲裁协会，以

便在解决期限之后开始程序。如果AAA程序和本协议有冲突，应以本协议的条款为准。仲裁应在争议提交给AAA后迅速（但在任何情况下在五（5）个工作日内）由AAA提名的一名仲裁员进行，并为争议的每一方合理地接受，该仲裁员应是一名商业律师，在收购协议的争议方面具有丰富的仲裁经验。仲裁员应接受其任命，并在其被提名和被争议各方接受后迅速开始仲裁程序（但无论如何应在五（5）个营业日内）。仲裁程序应精简、高效。仲裁员应根据纽约州的实体法裁决争议。时间是关键。各方应在确认仲裁员任命后二十（20）天内向仲裁员提交解决争议的建议。仲裁员有权命令任何一方做或不做符合本协议、附属文件和适用法律的任何事情，包括履行其合同义务；但仲裁员应仅限于根据上述权力命令（为避免疑问，应命令）相关方（或各方，如适用）只遵守其中一个或另一个建议。仲裁员的裁决应是书面的，并应包括对仲裁员选择一种或另一种建议的理由的合理解释。仲裁地点应在纽约州的纽约县。仲裁的语言为英语。

9.5    Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5    管辖法律；管辖权。本协议应受纽约州法律的管辖，并根据其解释和执行，而不考虑其法律原则的冲突。根据第9.4条的规定，由本协议引起的或与本协议有关的所有诉讼应在位于纽约州纽约市的任何州或联邦法院（或可对这些法院提出上诉的任何法院）（"特定法院"）专门审理和裁决。根据第9.4的规定，本协议的每一方在此 (a)服从任何特定法院的专属管辖权，以处理本协议的任何一方提出的或与之相关的任何诉讼，以及 (b)不可撤销地放弃，并同意不以动议、辩护或其他方式在任何此类诉讼中主张。任何声称其本人不受上述法院的管辖，其财产被豁免或免于扣押或执行，该诉讼是在不方便的法院提起的，该诉讼的地点是不恰当的，或本协议或本协议所设想的交易可能不会在任何特定的法院强制执行。各方同意，任何诉讼的最终判决应是决定性的，并可在其他司法管辖区通过对判决的诉讼或法律规定的任何其他方式执行。每一方不可撤销地同意，在与本协议所设想的交易有关的任何其他诉讼或程序中，以其自身或其财产的名义，将传票和申诉以及任何其他程序的副本亲自送达第1节规定的该方的适用地址。本第9.5条的规定不影响任何一方以法律允许的任何其他方式送达法律程序的权利。

9.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.6    放弃陪审团审判。在适用法律允许的最大范围内，本协议各方在此放弃其对直接或间接产生于本协议或本协议所设想的交易的任何诉讼的陪审团审判的权利。本协议的每一方(a)证明，任何其他方的代表都没有明确或以其他方式表示，该其他方在发生任何诉讼时不会寻求执行上述放弃，并且(b)承认它和本协议的其他各方是在本节中的相互放弃和证明等因素的诱导下签订本协议。

9.7    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.7    具体执行。每一方都承认，每一方完成本协议所设想的交易的权利是独一无二的，承认并确认，如果任何一方违反本协议，金钱上的损失可能是不够的，非违约方可能没有足够的法律补救措施，并同意，如果本协议的任何条款没有被适用方按照其具体条款履行或被违反，将会发生不可弥补的损失。因此，每一方都有权寻求禁令或限制令，以防止违反本协议的行为，并寻求具体执行本协议的条款和规定，而不需要交纳任何保证金或其他担保，也不需要证明金钱损失是不够的，这是该方根据本协议、法律或衡平法可能享有的任何其他权利或补救措施的补充。

9.8    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8  可分割性。如果本协议中的任何条款在某一司法管辖区被认定为无效、非法或无法执行，那么就所涉及的司法管辖区而言，该条款应被修改或删除，但以使其有效、合法和可执行为限，本协议其余条款的有效性、合法性和可执行性不得以任何方式受到影响或损害，该条款的有效性、合法性或可执行性在任何其他司法管辖区不得受到影响。一旦确定任何条款或其他规定是无效的、非法的或无法执行的，双方将以适当和公平的规定来替代任何无效的、非法的或无法执行的规定，只要是有效的、合法的和可执行的，就可以实现该无效的、非法的或无法执行的规定的意图和目的。

9.9    Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.9    修订。本协议只能通过买方和卖方签署的书面文件进行修订、补充或修改。

9.10  Waiver. The Purchaser on behalf of itself, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.10  弃权。买方代表其自身，公司代表其自身及其关联方，以及卖方代表其自身，可以自行决定(i) 延长任何其他非关联方履行任何义务或其他行为的时间，(ii)放弃其他非关联方在本协议中或根据本协议交付的任何文件中的任何不准确的陈述和保证，以及(iii)放弃其他非关联方对本协议中任何契约或条件的遵守。任何这样的延期或放弃，只有在由受约束的一方或多方签署的书面文件中列明才有效。尽管有上述规定，任何一方未能或延迟行使本协议项下的任何权利，都不能作为对该权利的放弃，任何单一或部分的行使也不能排除任何其他或进一步行使本协议项下的任何其他权利。

9.11  Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.11  完整的协议。本协议和本协议提及的文件或文书，包括本协议所附的任何展品、附件和附表，这些展品、附件和附表通过提及而纳入本协议，体现了本协议双方就本协议所含主题达成的全部协议和谅解。除了本协议明确规定或提及的或本协议提及的文件或文书外，没有任何限制、承诺、陈述、保证、契约或保证，它们共同取代了所有先前的协议和双方之间关于本协议所载事项的谅解。

9.12  Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the applicable PRC laws or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.12  解释。本协议中的目录以及条款和章节的标题仅用于参考，不属于双方协议的一部分，并且不以任何方式影响本协议的含义或解释。在本协议中，除非上下文另有要求。(a) 本协议中使用的任何代词应包括相应的阳性、阴性或中性形式，单数的词，包括任何定义的术语，包括复数，反之亦然。(b) 对任何个人的提及包括该人的继承人和受让人，但如果适用，只有在该继承人和受让人被本协议允许的情况下，对一个人的特定身份的提及不包括该人的任何其他身份； (c) 本协议或任何附属文件中使用的、未另行定义的任何会计术语具有根据公认会计准则赋予该术语的含义。(d) "包括"（以及相关的含义 "包括"）是指包括但不

限制该术语之前或之后的任何描述的一般性，并应在每种情况下被视为在 "无限制 "之后； (e) 本协议中的 "这里"、"这里 "和 "这里 "以及其他类似含义的词语应在每种情况下被视为指本协议的整体，而不是指本协议的任何特定章节或其他细分部分。(f) 本协议中使用的 "如果 "一词和其他类似含义的词在每种情况下都应被视为在 "只有在 "之后；(g) 术语 "或 "意味着 "和/或"；(h) 任何对 "正常过程 "或 "正常业务过程 "的提及在每种情况下都应被视为在 "符合以往惯例 "之后。(i) 在此定义或提及的或在此提及的任何协议或文书中的任何协议、文书、保险单、法律或命令是指不时修正、修改或补充的此类协议、文书、保险单、法律或命令，包括（就协议或文书而言）通过放弃或同意以及（就法规、条例、规则或命令而言）通过继承可比的后续法规、条例、规则或命令以及提及其所有附件和纳入其中的文书。(j) 除非另有说明，本协议中所有提到 "章节"、"条款"、"附表"、"附件 "的地方都是指本协议的章节、条款、附表、附件；以及 (k) 术语 "美元 "或"$"是指美国美元。本协议中提到的任何个人的董事应包括该人的管理机构的任何成员，本协议中提到的任何个人的官员应包括为该人担任基本类似职位的任何人员。在本协议或任何附属文件中提到一个人的股东，应包括该人的股权的任何适用的所有者，无论其形式如何，包括就买方而言，其在中华人民共和国法案或其组织文件中的股东。双方共同参与了本协议的谈判和起草工作。因此，如果出现歧义或意图或解释的问题，本协议应被解释为由双方共同起草，并且不应出现有利于或不利于任何一方的推定或举证责任，因为本协议的任何条款的作者。如果任何合同、文件、证书或文书由本公司表示并保证由本公司给予、交付、提供或提供，为了使该合同、文件、证书或文书被视为已给予、交付、提供和提供给买方或其代表，该合同、文件、证书或文书应已张贴到代表本公司为买方及其代表的利益而维护的电子数据网站，并且买方及其代表已被允许访问包含这些信息的电子文件夹。

9.13  Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13  对等文件。本协议可以通过一份或多份对等文件来执行和交付（包括通过传真或其他电子传输方式），并由不同的缔约方以不同的对等文件来执行，每一份对等文件在执行时都应被视为一份正本，但所有对等文件合在一起应构成一份相同的协议。

ARTICLE IX

第十条

DEFINITIONS

定义

10.1  Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

10.1  具体定义。就本协议而言，以下大写的术语具有以下含义：

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“行动 "是指由任何政府当局或在任何政府当局面前发出的任何不遵守或违反的通知，或任何索赔、要求、指控、行动、诉讼、诉讼、审计、和解、投诉、协议、评估或仲裁，或任何要求（包括任何信息要求）、调查、听证、诉讼或调查。

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“关联公司 "是指，就任何个人而言，直接或间接控制、被其控制或与之共同控制的任何其他个人。

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“营业日 "是指除周六、周日或法定假日以外的任何一天，在纽约州纽约市的商业银行机构被授权关闭营业。

“Company Charter” means the memorandum and articles of association of the Company.

“公司章程 "是指公司组织章程大纲和条款。

“Company Ordinary Shares” means the ordinary shares of the Company.

“公司普通股 "是指公司的普通股。

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“同意 "是指任何政府当局或任何其他人的同意、批准、放弃、授权或许可，或向任何政府当局或任何其他人发出的通知或声明或备案。

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“合同 "是指所有合同、协议、有约束力的安排、债券、票据、契约、抵押、债务文书、采购订单、许可证、特许权、租赁和其他任何种类的书面或口头文书或义务（包括其任何修正案和其他修改）。

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

对一个人的 "控制 "是指直接或间接拥有指导或导致指导该人的管理和政策的权力，无论是通过拥有投票权的证券，通过合同，还是其他。"被控制"、"控制 "和 "被共同控制 "具有相关的含义。在不限制上述规定的情况下，一个人（"被控制人"）应被视为受以下情况控制：(a) 任何其他人（"10%的所有者"）(i)按《交易法》第13d-3条的意思，实际拥有使该人有权投票选举被控制人的董事或同等管理机构的百分之十（10%）或以上的证券，或（ii）有权分配或接受被控制人百分之十（10%）或以上的利润、损失或分配。(b) 被控制人的高级职员、董事、普通合伙人、合伙人（有限合伙人除外）、经理或成员（无管理权的成员除外，且不属于10%的所有者）。或 (c) 被控制人关联公司的配偶、父母、直系亲属、兄弟姐妹、姑姑、叔叔、侄女、岳母、岳父、嫂子或姐夫，或为被控制人关联公司的利益而设立的信托，或被控制人的关联公司是其受托人。

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“欺诈性索赔 "是指全部或部分基于欺诈、故意不当行为或故意虚假陈述的任何索赔。

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“GAAP "是指在美国生效的公认的会计原则。

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“政府机构 "是指任何联邦、州、地方、外国或其他政府、准政府或行政机构、工具、部门或机构或任何法院、法庭、行政听证机构、仲裁小组、委员会或其他类似的争端解决小组或机构。

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“法律 "是指由任何政府当局发布、颁布、通过、批准、制定、实施或以其他方式生效的任何联邦、州、地方、市政、外国或其他法律、法规、立法、普通法原则、条例、法典、法令、公告、条约、公约、规则、指令、要求、令状、禁令、和解、命令或同意。

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“负债 "是指任何性质的任何和所有负债、债务、行动或义务（无论是绝对的、应计的、或有的还是其他的，无论是已知的还是未知的，无论是直接的还是间接的，无论是成熟的还是未成熟的，以及无论是到期的还是将到期的），包括到期的或将到期的税务责任。

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“留置权 "是指任何抵押、质押、担保权益、附加物、优先购买权、选择权、代理权、投票信托、负担、留置权或任何种类的收费（包括任何有条件的销售或其他所有权保留协议或具有此类性质的租赁）、限制（无论是关于投票、销售、转让、处置或其他）、有利于另一人的任何排序安排、根据统一商法典或任何类似法律作为债务人提交融资声明的任何申请或协议。

“NYSE” means the New York Stock Exchange.

“纽交所 "指纽约证券交易所。

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“命令 "是指由任何政府机构或在其授权下作出或已经作出、进入或以其他方式生效的任何命令、法令、裁定、判决、禁令、令状、决定、有约束力的决定、裁决、司法裁决或其他行动。

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“组织文件"，对买方而言，是指《买方章程》，对任何其他方而言，是指其公司证书和公司章程或类似的组织文件，在每种情况下，都是经修订的。

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“代表 "是指，对于任何一个人来说，该人的附属机构及其经理、董事、官员、雇员、代理人和顾问（包括财务顾问、律师和会计师）。

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“税收 "是指(a)所有直接或间接的联邦、州、地方、外国和其他净收入、总收入、总收益、销售、使用、增值、从价、转让、特许经营、利润、许可证、租赁、服务、服务使用、预扣、工资、就业、社会保障和与支付雇员报酬有关的缴款、消费税、离职费、印花税、职业税、保险费、财产、意外利润、替代最低税、估计、海关、关税或其他任何种类的税、费、评估或收费。(b) 支付(a)条所述款项的任何责任，不论是由于在任何时期成为附属、合并、联合或统一集团的成员，还是由于法律的实施，以及(c)由于与任何其他人达成的任何税收分享、税收集团、税收赔偿或税收分配协议，或任何其他明示或暗示的赔偿协议，支付(a)或(b)条所述的款项的任何责任。

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:	S International Holdings Limited
买方:	艾斯国际控股有限公司
By:	/s/ Yilin Wang
Yilin Wang
王怡林
Title:	Sole Shareholder
股东
The Seller:	SOS Limited
卖方:	SOS Limited
By:	/s/ Yandai Wang
Yandai Wang
王燕代
Title:	Chief Executive Officer

The Company:	S International Group Limited
公司:	艾斯国际集团有限公司
By:	/s/ Yilin Wang
Yilin Wang
Title:	Chief Executive Officer